Ithaka Acquisition Corp.

100 South Pointe Drive, 23rd Floor

Miami, Florida 33139

January 9, 2007

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ithaka Acquisition Corp.
Registration Statement on Form S-4
File No. 333-138365

Application for Withdrawal of Registration Statement

Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Ithaka Acquisition Corp. (the “Company”) hereby makes application to withdraw its Registration Statement on Form S-4, File Number 333-138365 (the “Form S-4 Registration Statement”), relating to the offering of the Company’s securities. The securities were issuable as merger consideration to the holders of all the equity interests of Alsius Corporation, as described in the Form S-4 Registration Statement. This application is being made based upon discussions with the Staff of the Securities and Exchange Commission indicating that the Form S-4 Registration Statement may not be used for the registration of such securities. No securities have been sold under the Form S-4 Registration Statement.

Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Form S-4 Registration Statement as soon as possible.

Should you have any questions regarding this matter, please call our attorneys, David Alan Miller or Sherie B. Moalemzadeh of Graubard Miller, at (212) 818-8661 or (212) 818-8696, respectively.

Sincerely,

/s/ Eric M. Hecht
Eric M. Hecht President and Chief Financial Officer